[LETTERHEAD]

December 29, 2000

To Our Stockholders:

    I am pleased to inform you that, on December 19, 2000, Loislaw.com, Inc. (the "Company") entered into an Agreement and Plan of Merger (the "Merger Agreement") with Wolters Kluwer U.S. Corporation and LL Acquisition Corp., a wholly-owned subsidiary of Wolters Kluwer U.S. Corporation, pursuant to which LL Acquisition Corp. has commenced a cash tender offer (the "Offer") to purchase all the outstanding shares of the Company's Common Stock for $4.3545 per share. Under the terms of the Merger Agreement, the Offer will be followed by a merger (the "Merger") of LL Acquisition Corp. with the Company, in which any remaining shares of the Company's common stock will be converted into the right to receive $4.3545 per share in cash, without interest. Wolters Kluwer U.S. Corporation is an indirect, wholly-owned subsidiary of Wolters Kluwer nv, a multinational information services company headquartered in the Netherlands.

    The Company's Board unanimously determined that the terms of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the Company and its stockholders. Accordingly, the Board unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and unanimously recommends that the stockholders of the Company tender their shares in the Offer.

    In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors described in the attached Schedule 14D-9 that is being filed today with the Securities and Exchange Commission, including, among other things, the opinion of U.S. Bancorp Piper Jaffray Inc., the Company's financial advisor, that the $4.3545 per share in cash to be received by the holders of Company's common stock in the Offer and the Merger is fair to such holders from a financial point of view. A copy of the fairness opinion is attached as Annex A to the attached Schedule 14D-9, and all stockholders are urged to carefully read the opinion in its entirety for a description of the assumptions made, matters considered and limits on the review undertaken by U.S. Bancorp Piper Jaffray Inc.

    I and certain other stockholders of the Company have agreed to tender all our shares of Company common stock in the Offer. Those shares represent approximately 63.28% of the Company's outstanding common stock on a fully diluted basis.

    In addition to the attached Schedule 14D-9 relating to the Offer, the Offer to Purchase, dated December 29, 2000, of LL Acquisition Corp., together with related materials, including a Letter of Transmittal to be used for tendering your shares of Company common stock, has been mailed to stockholders concurrently herewith. These documents set forth the terms and conditions of the Offer and the Merger and provide instructions on how to tender your shares. I urge you to read the enclosed materials carefully.

                                          Sincerely,
                                          /s/ Kyle D. Parker

                                          Kyle D. Parker
                                          CHAIRMAN OF THE BOARD AND
                                          CHIEF EXECUTIVE OFFICER

--------------------------------------------------------------------------------

                      105 North 28th Street, Van Buren, AR

Phone: 501-471-5581 -- Fax: 501-471-5635 -- Web Site: www.loislaw.com -- E-Mail:
                                info@loislaw.com